NETWORK 1 FINANCIAL SECURITIES, INC.

2 Bridge Avenue, Suite 241

Red Bank, NJ 07701

November 26, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Scott Anderegg and Donald Field

Re:	Fast Track Group
Registration Statement on Form F-1
Initially Filed on September 6, 2024, as amended
File No. 333-281969

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Network 1 Financial Securities, Inc., as the underwriter of the offering, hereby joins the request of Fast Track Group that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective at 11:00 a.m. ET on November 29, 2024, or as soon as thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director Investment Banking